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                             November 9, 2022

       King Yip Cheng
       Chairman, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
14, 2022
                                                            CIK No. 0001945240

       Dear King Yip Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted October 14, 2022

       Cover Page

   1. We note your revisions in response to comment 1. Please further revise to state that
                                                        Chinese regulatory
authorities could disallow your corporate structure, which would likely result in a material
change in your operations and/or a material change in the value of the securities you are
registering for sale, including that it could cause the value of such securities to
significantly decline or become worthless.
   2. We note your response to comment 2, including your disclosure regarding the three year timeframe for
inspection by the PCAOB. Please revise this section to include a reference
 King Yip Cheng
Roma Green Finance Limited
November 9, 2022
Page 2
         to the reduced time period for the delisting of foreign companies under the Accelerating
         Holding Foreign Companies Accounting Act to two years instead of three years, if signed into law. We note your disclosure regarding the AHFCAA on pages 26 and 38 as well.
3. We note your response to comments 4 and 5, including the statement that "[t]here can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong." Please revise your disclosure here, in your summary risk factors and the relevant risk factor to make clear that restrictions, prohibitions, interventions or limitations by the PRC government on the ability of you or your subsidiaries to transfer cash or assets in or out of Hong Kong may mean these funds or assets are not available to fund operations or for other uses outside of Hong Kong.
4. We note your revisions in response to comment 4. Please further revise to state whether any transfers have been made to date from the company to the operating subsidiaries, and quantify the amount(s) as applicable. Please also provide a cross-reference to the consolidated financial statements.
5. We note your response to comment 5, including your statement that you do not maintain formal cash management policies or procedures. Please revise the cover page to provide a cross-reference to the discussion of this issue in the prospectus summary and revise your prospectus summary to state that you have no cash management policies or procedures.
Risks and Challenges, page 10

6.     We note your revisions in response to comment 9. Please revise further to state
       specifically that the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Additionally, for each risk relating to your corporate structure or to operating in
       Hong Kong, please include a cross-reference to the specific more detailed discussion provided by the relevant risk factor. It is not sufficient to reference the general heading
FirstName LastNameKing Yip Cheng
       "Risks Relating to Doing Business in Hong Kong." Please make similar revisions
Comapany    NameRoma
       elsewhere  that youGreen Finance
                            include      Limitedto this general heading, such
as on pages 13 and
                                    a reference
       16. 9, 2022 Page 2
November
FirstName LastName
 King Yip Cheng
FirstName LastNameKing   Yip Cheng
Roma Green  Finance Limited
Comapany 9,
November  NameRoma
             2022     Green Finance Limited
November
Page 3    9, 2022 Page 3
FirstName LastName
Holding Foreign Companies Accountable Act (the "HFCA Act"), page 12

7. We note your response to comment 11 and reissue in part. Please revise your disclosure on page 13 that includes a cross-reference to a risk factor that does not appear in your Risk
         Factors section. We note the inclusion of the risk factor beginning on page 26 and cross-
         referenced on your cover page and summary risk factors that addresses the Holding
         Foreign Companies Accountable Act.
Prospectus Summary
Recent Regulatory Development in the PRC, page 16

8. We note your response to comment 14, and the related revisions to your disclosure. Please revise this section to specify that in the opinion of your Hong Kong legal counsel, you are not required to obtain permissions from any PRC or Hong Kong authorities to issue your ordinary shares to foreign investors. Please also ensure that counsel files a consent as an exhibit to the registration statement.
9. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from PRC or Hong Kong authorities to operate your business, and state affirmatively whether you have received all requisite permissions or approvals to operate your business, and whether any permissions or approvals have been denied. With respect to permissions and approvals that relate both to the ability to operate your business as well as the ability to offer the securities being registered to foreign investors, please more clearly state that you may inadvertently conclude that such permissions or approvals are not required, or that applicable laws, regulations or interpretations may change such that you may be required to obtain such permissions or approvals in the future, and describe the consequences if either of these events occurs.
Risk Factors
Risks Related to Our Business and Industry
We have a limited operating history and its future revenue..., page 19

10. We note your revisions in response to comment 19 and reissue. Please update your risk factor to reflect that Roma (S) has not yet commenced any material business operations in addition to not yet generating any material business profits.
Risks Related to Our Securities and This Offering
Certain judgments obtained against us by our shareholders may not be enforceable., page 35

11. We note your response to comment 22. Please revise your disclosure under this risk factor and on page 40 to indicate that Cheng King Yip serves a director and an officer as he is your Chief Executive Officer in addition to serving as a director. Additionally, expand your discussion here regarding enforceability of judgements and liabilities against your five directors and officer. We note, for example, your discussion regarding Hong Kong beginning on page 40 under Enforcement of Civil Liabilities. Further, as reflected in our
 King Yip Cheng
FirstName LastNameKing   Yip Cheng
Roma Green  Finance Limited
Comapany 9,
November  NameRoma
             2022     Green Finance Limited
November
Page 4    9, 2022 Page 4
FirstName LastName
         prior comment, please revise the cross-reference in this risk factor to your section to accurately refer to your section titled "Enforceability of Civil Liabilities."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results of Our Group's Operations, page 47

12. We note your response to comment 24, including the addition of Ranger Advisory Co.
         Limited to the table of related party transactions on page 86. However, we reissue the comment in part and request that you revise your disclosure to discuss in greater detail what services or other activities were provided to you as "consulting costs" by Ranger
         Advisory Co. Limited. We note that, as reflected by bulleted section titled "Fluctuations in the cost of our revenues," consulting costs were a main component to your cost of revenue for fiscal years 2022 and 2021. Further, we note your disclosure under "Cost of revenues"
         on page 49 stating that the company paid and incurred consulting expenses "in relation to
         ESG and internal control advisor services."
Description and Analysis of Principal Components of Our Results of Operations General and Administrative expenses, page 49

13. We note your response to comment 13, including your revised disclosure on page 49 as well as the table provided under the Related Party Transactions section on page 86.
         Further, we note of page F-7 that you state that prior to a group reorganization, LTV was the holding company for a group of companies that included RRA and Roma (S) and that
         LTV was 100% held by Mr. Cheng, who is currently the 100% holder of your ordinary shares. Please revise your disclosure here to identify the related parties the company paid and incurred management fee expenses of HK$2.7 million and HK$4.3 million for the years ended March 31, 2022 and 2021, respectively. Business
Overview
Our Mission, page 66

14. We note your response to comment 23, including the addition of "(v) for establishing a formal ESG academy." Please revise your disclosure at the beginning of page 66 to similarly reflect the six intended uses of net proceeds from this offering as disclosed on page 17 of the prospectus summary.
Regulatory Environment, page 75

15. We note your response to comment 31. However, it appears that certain PRC regulations may apply to your business as a result of conducting business operations in Hong Kong, a
         Special Administrative Region of the PRC. For example, on the cover page you state that
         Chinese regulations may materially and adversely affect your business, financial condition and results of operations. Additionally, we note that the section
"Risk Factors   Risks
         Relating to Doing Business in Hong Kong" points out that "due to the long arm provisions
 King Yip Cheng
Roma Green Finance Limited
November 9, 2022
Page 5
       under the current PRC laws and regulations," the Chinese government may exercise significant oversight and discretion over the conduct of your business. Please revise this section to include a discussion of relevant PRC regulations.
Material Tax Considerations, page 100

16.    We note your response to comment 32. However, it appears that certain
PRC tax
       regulations and arrangements, such as the Enterprise Income Tax Law and the Agreement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the
       Prevention of Fiscal Evasion may apply to you. Please revise to include a discussion of the relevant tax regulations and arrangements that apply to you.
Exhibit Index, page II-3

17. We note your response to comment 28. However, it does not appear that the consent for
       Frost & Sullivan was included in this amendment to the registration statement. Please file a consent as an exhibit in connection with the use of Frost & Sullivan's expert report.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameKing Yip Cheng
                                                             Division of
Corporation Finance
Comapany NameRoma Green Finance Limited
                                                             Office of Trade &
Services
November 9, 2022 Page 5
cc:       Celia Velletri
FirstName LastName